Exhibit 99.2

Marketing Strategy 2025 — FY 2025 Financial Results Presentation

Marketing Strategy 2025 2 Disclaimers Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "designed to" or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are based on information available as of the date of this communication and expectations, forecasts and assumptions as of that date and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by our forward-looking statements. Some factors that could cause actual results to differ include, among others: (1) the outcome of any legal proceedings or government or regulatory action or inquiry that may be instituted against us or others; (2) costs related to becoming a U.S.-listed public company that may be higher than currently anticipated; (3) the possibility that the we may be adversely affected by other economic, business and/or competitive factors; (4) changes in business, market, financial, macro-economic political and/or regulatory conditions; (5) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us; (6) estimates of expenses and profitability; (7) expectations with respect to future operating and financial performance and growth; (8) our ability to execute on our business plans and strategy; (9) failure to realize the anticipated benefits of the recent business combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably, build or maintain relationships with service providers and trading counterparties and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us; (10) dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of our equity securities; (11) conflicts of interest that may arise from investment and transaction opportunities involving us and other investors and service providers or counterparties; and (12) factors relating to our business, operations and financial performance, including: our ability to successfully implement our long-term business strategy; the treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us, for foreign and U.S. tax purposes; digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; risks relating to the custody of digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause us and/or any of our product issuers, as applicable, to lose some or all of our or their digital assets; a security breach, cyber-attack or other event where unauthorized parties obtain access to our digital assets and/or the digital assets of our product issuers, as a result of which we or they may lose some or all of our or their digital assets temporarily or permanently and our financial condition and results of operations could be materially adversely affected; the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect our business; potential regulatory changes reclassifying certain digital assets as "securities" or "investment securities" under the Investment Company Act of 1940, as amended (the "Investment Company Act") or other federal securities laws could lead to our classification as an "investment company" under the Investment Company Act and could adversely affect the market price of our digital assets and the market price of our listed securities; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission ("SEC") and our other filings with the SEC as such factors may be updated from time to time.

Marketing Strategy 2025 3 Disclaimers Non-GAAP Measures We use certain financial measures not based on U.S. GAAP, including Revenue and gains from operations and Capital markets revenues and gains (together, the "Non-GAAP Measures"), as well as key performance indicators and operating metrics, including Segment EBITDA and Assets Under Management (AUM). Non-GAAP Measures are used by management, in addition to U.S. GAAP financial measures, to understand and compare our operating results across accounting periods, for risk management and operational decision-making. Non-GAAP Measures provide investors with additional information in evaluating the Company's operating performance. These Non-GAAP financial measures have been prepared by, and are the responsibility of management, and have not been audited or reviewed by our independent registered public accounting firm. These Non-GAAP financial measurements should be considered in context with our U.S. GAAP results. The Non-GAAP Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-GAAP Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our sector. Management believes that investors' understanding of our performance is enhanced by including the Non-GAAP Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-GAAP Measures, together with reconciliations to U.S. GAAP, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Items excluded from the Non-GAAP Measures are significant components in understanding and assessing financial performance. The Non-GAAP Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. For definitions of our Non-GAAP Measures and reconciliation of the Non-GAAP Measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see the "Reconciliation Tables" at the end of this presentation and our Annual Report on Form 20-F for the year ended December 31, 2025.

Marketing Strategy 2025 Fiscal Year Ended December 2025 – Summary Results Key Metrics - 2025 AuM (1) $7.4 billion Yield on AuM 2.53% Revenue (2) $197.6 million Asset Management Revenue $126.4 million Capital Markets Revenue & Gains $73.1 million EBITDA (3) $131.3 million Operating Income $127.0 million Net Income $114.3 million Commentary • CoinShares is pleased to announce the results of a very strong year, showing a continued strong growth trajectory for the Company with ongoing expansion at robust margins • Digital asset pricing uptick drove all -time -high AuM in late 2025, before some contraction at year end; resulting in a year end AuM below 2024, however average AuM for the year being higher • CoinShares Asset Management business has evidenced resilience through diversification, posting its highest annual revenues since CoinShares's inception • Capital Markets has also evidenced a stable year of performance across its various activities • EBITDA for the year of $131.3 million has shown 5.4% improvement on 2024 • CoinShares has completed its accounting conversion from IFRS to U.S. GAAP, allowing for fair value movements on digital asset holdings to be recognized within earnings, resulting in clearer financial representation of performance within the Group's financials FY2025 was a strong year that highlights the attractive financial profile of the company that benefits from a recurring revenue base and substantial margins Note(s): (1) Including $0.57bn seed AuM for CoinShares Physical and $0.44bn seed AuM for CoinShares Valkyrie. (2) Reflects "Revenue & Gains from Operations" per the company's Non-GAAP Measures. (3) Reflects "Segment EBITDA" per the company's reported financials; nomenclature is consistent throughout presentation. See reconciliation tables for more details.

Marketing Strategy 2025 Financial Overview – 2023 through 2025 Revenue Adjusted EBITDA $95 $179 $198 2023 2024 2025 $64 $125 $136 2023 2024 2025 Adj. EBITDA Margin 69% 70% 68% Asset Management Capital Markets Yield on AuM (2) 1.7% 1.7% 1.6% 1.3% 1.0% 0.9% 2023 2024 2025 AuM (1) '23-'25 CAGR: 44% Dual yield on AuM across Asset Management and Capital Markets with stability seen in Asset Management yield despite significant evolution in product mix '23-'25 CAGR: 45% High margins & consistent growth Substantial growth with scale Dual impact of net flows and price action on digital assets $4,170 $8,035 $7,401 2023 2024 2025 Note(s): (1) Including $0.30bn, $0.62bn, and $0.57bn seed AuM for CoinShares Physical in 2023, 2024, and 2025, respectively and $0.62bn and $0.44bn seed AuM for CoinShares Valkyrie in 2024 and 2025, respectively. (2) Yields are expressed in LTM Revenue on LTM average AuM (including seed AuM). $131

Marketing Strategy 2025 57% 56% 53% 49% 47% 45% 43% 39% 34% 25% 25% 24% 26% 29% 33% 34% 37% 38% 18% 13% 12% 12% 10% 12% 13% 13% 18% 6% 11% 13% 14% 11% 11% 10% 10% $4,170m $6,933m $6,052m $5,874m $8,035m $6,128m $8,048m $9,610m $7,401m 170bps 164bps 170bps 168bps 169bps 179bps 168bps 161bps 162bps -300bps -200bps -100bps 0bps 100bps 200bps -$1,000m $1,000m $3,000m $5,000m $7,000m $9,000m $11,000m $13,000m Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Diversifying the Asset Management Product Suite • CoinShares Asset Management business has proved resilient in both smooth and challenging environments. CoinShares continues to attract net inflows overall, across a diversified product offering • Growth is driven by strong AuM expansion and stability in blended fee as alternate products take share from XBT Provider • CoinShares Physical is the fastest -growing product, with 8.2x revenue growth from 2023 through 2025 as investors pivot toward regulated, physically backed products • High -margin products like staked ETPs (up to 10% fees) support higher profitability • XBT Provider remains a high -margin, stable revenue source • Digital asset pricing uptick drove all-time -high AuM in late 2025 and significant earnings prior to a year -end contraction in digital asset prices • Digital asset pricing contraction experienced in 2026, however current AuM is similar to of 2024 levels Important to note that AuM is measured at a single point in time where fees are earned on a daily basis – resulting in mild swings in perceived yields when substantial price action occurs (e.g., Q1 2025 saw digital asset prices decrease where Q2 2025 saw digital asset prices increase). Asset Management Fee Drivers Average AuM by Product (1) | Blended Asset Management Fees Global Blended Fee (2) | $ in millions USD Valkyrie Block Index CS Physical XBT Provider Note(s): (1) Including seed AuM for CoinShares Physical and seed AuM for CoinShares Valkyrie. (2) Yields are expressed in LTM Revenue on LTM average AuM (including seed AuM).

Marketing Strategy 2025 $0 $20,000 $40,000 $60,000 $80,000 $100,000 $120,000 $140,000 Jan '23 Jul '23 Jan '24 Jul '24 Jan '25 Jul '25 Jan '26 Jul '26 Jan '27 Current Valuation Creates Substantial Downside Protection with Strong Upside Opportunity Even With Materially Lower Digital Asset Prices Bitcoin Pricing and CoinShares Adjusted EBITDA (2) Valuation Multiple: EV / 2025 Adjusted EBITDA (1) While CoinShares clearly benefited from record high digital asset pricing in Q3 '25, current digital asset pricing levels are ge nerally in line with those experienced in 2024 where the Company generated $125M of Adjusted EBITDA. CoinShares is trading at a significant discount to its listed peers (and would re mai n so even with digital asset prices materially below current levels). 1.9x 20.2x 16.8x Median of Pure -Play Digital Asset Managers (3) Median of Alternative Asset Managers (4) CoinShares is trading at a ~90% discount to listed peers Current BTC pricing at levels last experienced in 2024 where the company generated $125m of Adjusted EBITDA ~90% Discount 2023 2024 2025 2026E Adj. EBITDA $64m Adj. EBITDA $125m Adj. EBITDA $131m Adj. EBITDA ? Annual Range Note(s): (1) Public Comparables per CapitalIQ as of April 24, 2026. (2) BTC Pricing as of April 27, 2026. (3) Includes: Coinbase, Galaxy Digital, Exodus Movement, and Circle (note that Galaxy is excluded from median calculations as its multiple is NM). (4) Includes: Blackstone, BlackRock, Ares, Partners Group, Blue Owl, TPG, Carlyle, Cohen & Steers, P10, and WisdomTree.

Marketing Strategy 2025 Illustrative Financial Performance at a Range of Total AuM AuM ~$7.4bn As of 12/31/25 (1) 162bps Asset Management Yield (2) 92bps Capital Markets Yield (2) 90% Gross Profit Margin (3) $40 Million Annual Fixed Overhead (3) Note(s): (1) Including $0.57bn seed AuM for CoinShares Physical and $0.44bn seed AuM for CoinShares Valkyrie as of December 31, 2025. (2) In line with 2025 Yields shown on page 3. (3) In line with 2025 results. (4) Illustrative analysis presented to show potential impact of AuM fluctuations. Analysis is based on historical assumptions as applied to an illustrative and static range of AuMs. Actual results at various levels of AuM may differ materially from what is presented. Will not tie to prior period results at similar levels of AuM as prior period AuM is calculated as of the last day of each quarter, whereas revenue is recognized on a daily basis and AuM and other conditions can fluctuate significantly over the course of a quarter. Analysis excludes gains/losses on CoinShares treasury assets. Figures utilize yields as of latest available financials (December 31, 2025), if yields were to compress the illustrative Run-Rate EBITDA would be impacted. (5) Current AuM as published on CoinShares website on April 27, 2026. (6) Enterprise Value calculation per following page. Total AuM 6,000 8,000 10,000 12,000 AM Revenue 97 130 162 194 CM Revenue 55 74 92 110 Revenue $152 $203 $254 $305 Gross Profit $137 $182 $228 $274 Fixed Overhead (40) (40) (40) (40) Run -Rate EBITDA $97 $142 $188 $234 % Margin 64% 70% 74% 77% Illustrative Range (4) ($ in millions) Current AuM $7.2Bn (5) YE 2025 AuM $7.4Bn Peak AuM Oct 25 $11.0Bn Multiple of Illustrative Run -Rate EBITDA (6) 2.1x 2.0x 1.2x

Marketing Strategy 2025 Current Capitalization and Valuation Shares Outstanding (million) 132.3 (*) Share Price (1) 5.35 Market Capitalization ($m) 708 (+) Debt ($m) (2) 29 (-) Available Capital Position ($m) (2) (481) Enterprise Value ($m) 256 Enterprise Value / CY2025 Adj. EBITDA 1.9x 2025 P/E Ratio 6.2x Implied Net Cash Value per Share (3) $3.36 Valuation EV / 2025 Adj. EBITDA (4) 2025 P/E Ratio (4) FCF Yield (5) 51.5% 1.9x 6.2x 17.9x 20.1x CoinShares Public Comparables Note(s): (1) Closing CSHR share price as of April 27, 2026. (2) Per Company MD&A. (3) Net Cash Value per share calculated as Available Capital Position per MD&A less Debt divided by Shares Outstanding. (4) CapitalIQ as of April 24, 2026. (5) Calculated as CY2025 Adj. EBITDA divided by Enterprise Value.

Marketing Strategy 2025 Reconciliation Tables Revenue & Gains from Operations Adjusted EBITDA (1) ($'000) FY2025 FY2024 FY2023 Operating Income 126,990 125,011 61,273 Share Option Liability Expense 2,839 12,369 1,261 Expensed SPAC Transaction Costs 4,332 - - ETP/XBT Pricing Differential (1,633) (15,760) (2,234) Depreciation and Amortization 3,143 3,022 3,993 Adjusted EBITDA (Segment EBITDA) 135,671 124,642 64,293 ($'000) FY2025 FY2024 FY2023 Asset Management Fees 126,371 111,691 53,709 Capital Markets Revenue & Gains 73,092 82,682 43,522 Total Revenue & Gains 199,463 193,373 97,231 (-) ETP/XBT Pricing Differential (1,633) (15,760) (2,234) Revenue & Gains (Net of Pricing Differential) 197,830 178,613 94,997 Capital Markets Revenue & Gains (Net of Pricing Differential) 71,459 66,922 41,288 Note(s): (1) Reflects "Segment EBITDA" per the company's reported financials; nomenclature is consistent throughout presentation. Segment EBITDA includes all company costs other than the costs presented in the above table, notably excluding ETP/XBT Pricing Differential, a positive non-cash unrealized impact from pricing differentials between ETP trading prices and the underlying digital asset exposure. If included, 2025, 2024, and 2023 EBITDA would increase by $1.6m, $15.8m, and $2.2m, respectively.